Via EDGAR

May 6, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Michael Clampitt

Re:	South Plains Financial, Inc.
Registration Statement on Form S-1 (as amended)
File No. 333-230851

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), as underwriters of the proposed initial public offering of the common stock of South Plains Financial, Inc., a Texas corporation (the “Company”), we hereby respectfully join the Company’s request that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-230851) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on May 8, 2019, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, we wish to advise you that the underwriters have distributed approximately 1,400 copies of the preliminary prospectus dated April 29, 2019, through the date hereof, to prospective underwriters, institutional investors, dealers, and others.

The undersigned hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above issue.

Respectfully,

Keefe, Bruyette & Woods, Inc.
Sandler O’Neill & Partners, L.P.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Craig McMahen
Craig McMahen
Managing Director – Investment Banking

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Bob Kleinert
Bob Kleinert
An Officer of the Corporation